Exhibit 99.1

For Immediate Release

Compugen Ltd. Reports First Quarter 2015 Results

TEL AVIV, ISRAEL – May 5, 2014 – Compugen Ltd. (NASDAQ: CGEN) today reported financial results for the first quarter ended March 31, 2015.

Anat Cohen-Dayag, PhD, President and Chief Executive Officer of Compugen, stated, “During the past quarter we continued to advance our internally discovered 11 novel immune checkpoint target candidates in the field of immuno-oncology. In addition, development and incorporation of new in silico capabilities, combined with ongoing experimental data, have allowed us to further characterize and prioritize our early stage immune checkpoint target programs. As a result we have selected five programs, which represent various aspects of cellular immune biology and differ in several respects, as highest priority, in addition to the two that are already under collaboration. We expect to accelerate the advancement of these five programs by primarily focusing our internal R&D efforts on them. We believe this will provide us with an immuno-oncology segment of our pipeline that is diversified and balanced to potentially address various therapeutic applications and indications. The additional information and prioritization is also providing important guidance to us in our ongoing discussions with respect to potential collaborations in this very attractive field.”

Dr. Cohen-Dayag continued, “We are of course very pleased that as a consequence of both our long-term pioneering efforts in predictive drug discovery and the continuous progress in advancing our immune checkpoint target programs, we  reached last year the point where we had the target programs, required internal capabilities, industry interest and very importantly, the cash and other resources to allow us to pursue a business development strategy designed to fully leverage our competitive advantage in systematic predictive discovery. By combining both early and later stage collaborations, we expect that this strategy, which we are now aggressively pursuing with an expanded business development team, will provide, in the short-term, meaningful external commercial validation, and at the same time maximize the long-term value to our shareholders of our broadly applicable and unique capabilities.”

Revenues for the first quarter of 2015 were $0.5 million compared with $2.1 million in the comparable period of 2014. Such reported revenues in both periods substantially result from amortization of the non-refundable upfront payment under the August 2013 collaboration and license agreement with Bayer.

Net loss for the first quarter of 2015 was $6.1 million, or $0.12 per diluted share, compared with a net loss of $1.9 million, or $0.04 per diluted share, in the comparable period of 2014. The significant increase in reported net loss for the first quarter of 2015 compared with the first quarter of 2014, largely relates to non-cash items such as the amortization of the upfront payment under Bayer collaboration and the accounting treatment of the Baize agreement which was terminated in August 2014.

As of March 31, 2015, cash, cash related accounts, short-term and long-term bank deposits totaled $101 million, compared with $108 million at December 31, 2014. Compugen previously estimated gross cash expenditures, to be in the range of $31 million to $33 million.

Conference Call and Webcast Information

Compugen will hold a conference call to discuss its first quarter results today, May 5, 2015, at 10:00 a.m. EST. To access the conference call, please dial 1-888-668-9141 from the US or +972-3-918-0609 internationally. The call will also be available via live webcast through Compugen’s website, located at the following link.

A replay of the conference call will be available approximately two hours after the completion of the live conference call. To access the replay, please dial 1-888-295-2634 from the US or +972-3-925-5925 internationally. The replay will be available through May 7, 2015.

(Tables to follow)

About Compugen

Compugen is a leading predictive drug discovery company focused on monoclonal antibodies and therapeutic proteins to address important unmet needs in the fields of oncology and immunology. The Company utilizes a broad and continuously growing integrated infrastructure of proprietary scientific understandings and predictive platforms, algorithms, machine learning systems and other computational biology capabilities for the in silico (by computer) prediction and selection of novel drug target candidates, which are then advanced in its Pipeline Program. The discovery and development of monoclonal antibody therapeutic candidates against selected Compugen-discovered novel target candidates is performed by Compugen’s wholly-owned US subsidiary located in South San Francisco. The Company's business model includes collaborations covering the further development and commercialization of product candidates at various stages from its Pipeline Program and various forms of research and discovery agreements, in both cases providing Compugen with potential milestone payments and royalties on product sales or other forms of revenue sharing. For additional information, please visit Compugen's corporate website at www.cgen.com.

Forward Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks include: that Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and may not be successful in generating revenues, and that the development and commercialization of therapeutic products includes many inherent risks, including failure to receive regulatory approval. These and other factors are more fully discussed in the "Risk Factors" section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission as well as other documents that may be subsequently filed by Compugen from time to time with the Securities and Exchange Commission. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Tsipi Haitovsky
Global Media Liaison
Compugen Ltd.
Email: tsipih@netvision.net.il
Tel: +972-52-598-9892

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended March 31,
	2015	2014
	Unaudited

Revenues *	513	2,133
Cost of revenues	382	757
Gross profit	131	1,376

Operating expenses
Research and development expenses, net	4,786	3,242
Marketing and business development expenses	230	173
General and administrative expenses	1,437	1,272
Total operating expenses	6,453	4,687

Operating loss	(6,322)	(3,311)
Financial income, net	179	1,413
Net loss	(6,143)	(1,898)

Basic and diluted net loss per Ordinary share	(0.12)	(0.04)
Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	50,344,630	43,451,513

* Revenues for both the first quarter of 2015 and 2014, substantially relate to amortization of deferred revenues.

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	March 31, 2015	December 31, 2014
	(unaudited)	(audited)
ASSETS
Current assets
Cash, cash equivalents and short-term bank deposits	65,746	72,643
Restricted cash	543	543
Investment in Evogene	999	1,054
Other accounts receivable and prepaid expenses	1,262	858
Total current assets	68,550	75,098

Non-current investments
Severance pay fund	2,008	2,024
Total non-current investments	2,008	2,024

Non-current prepaid expenses	99	108

Long-term bank deposits	35,117	35,026

Property and equipment, net	2,704	2,730
Total assets	108,478	114,986

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Other accounts payable, accrued expenses and trade payables	3,645	4,379
Research and development funding arrangement	316	421
Deferred revenues	1,276	1,789
Total current liabilities	5,237	6,589

Non-current liabilities
Accrued severance pay	2,286	2,281
Total non-current liabilities	2,286	2,281

Total shareholders’ equity	100,955	106,116
Total liabilities and shareholders’ equity	108,478	114,986